UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

BIT Mining Limited

(Name of Issuer)

Class A Ordinary Shares, $0.00005 par value per share

(Title of Class of Securities)

338829R100

(CUSIP Number)

Tsinghua Unigroup International Co., Ltd.

F10 Unis Plaza

Tsinghua Science Park

Haidian District, Beijing, PRC 100084

Attention: JIA Shaoxu

Telephone: (86) 18610439100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, CA 94304

Attention: Charles C. Comey, Esq.

Telephone: (650) 813-5723

September 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 338829R100	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsinghua Unigroup International Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 131,868,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 131,868,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,868,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.16%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 338829R100	Page 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsinghua Unigroup Capital Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,141,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,141,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,141,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.30%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 338829R100	Page 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsinghua Unigroup Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,141,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,141,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,141,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.30%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 338829R100	Page 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhao Weiguo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,141,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,141,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,141,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.30%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 20 (“Amendment No. 20”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by each of the Reporting Persons on July 10, 2015, as amended pursuant to the Schedule 13D/A filed with the SEC on March 21, 2016 (“Amendment No. 1”), the Schedule 13D/A filed with the SEC on December 1, 2016 (“Amendment No. 2”), the Schedule 13D/A filed with the SEC on December 12, 2016 (“Amendment No. 3”), the Schedule 13D/A filed with the SEC on May 16, 2017 (“Amendment No. 4”), the Schedule 13D/A filed with the SEC on June 1, 2017 (“Amendment No. 5”), the Schedule 13D/A filed with the SEC on June 9, 2017 (“Amendment No. 6”), the Schedule 13D/A filed with the SEC on June 16, 2017 (“Amendment No. 7”), the Schedule 13D/A filed with the SEC on June 26, 2017 (“Amendment No. 8”), the Schedule 13D/A filed with the SEC on July 3, 2017 (“Amendment No. 9”), the Schedule 13D/A filed with the SEC on August 25, 2017 (“Amendment No. 10”), the Schedule 13D/A filed with the SEC on December 11, 2017 (“Amendment No. 11”), the Schedule 13D/A filed with the SEC on December 15, 2017 (“Amendment No. 12”), the Schedule 13D/A filed with the SEC on August 6, 2018 (“Amendment No. 13”), the Schedule 13D/A filed with the SEC on September 12, 2018 (“Amendment No. 14”), the Schedule 13D/A filed with the SEC on March 1, 2019 (“Amendment No. 15”), the Schedule 13D/A filed with the SEC on June 3, 2019 (“Amendment No. 16”), the Schedule 13D/A filed with the SEC on September 5, 2019 (“Amendment No. 17”), the Schedule 13D/A filed with the SEC on March 1, 2021 (“Amendment No. 18”) and the Schedule 13D/A filed with the SEC on June 16, 2021 (“Amendment No. 19”) relating to the Class A Ordinary Shares, $0.00005 par value per share (“Class A Shares”), of BIT Mining Limited (f/k/a 500.com Limited), a Cayman Islands corporation (the “Issuer”). Except as specifically provided herein, this Amendment No. 20 does not modify any of the information previously reported in the Schedule 13D as supplemented and amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, and Amendment No. 19. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, unless otherwise defined herein.

This Amendment is being filed as a result of the change in the number of the Issuer’s outstanding Class A Shares as reported by the Issuer on its Amendment no. 1 to Form F-3 Registration Statement filed on September 1, 2021 and not as a result of any transactions in the Issuer’s shares by the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number of Class A Shares and the percentage of total outstanding Class A Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Shares in this Statement are based upon the 726,102,640 Class A Shares outstanding as of September 1, 2021 based on information provided to the Reporting Persons by the Issuer. TU International is the record holder of the Shares except for 827,356 ADSs purchased through TU Capital’s direct wholly-owned subsidiary Unis Technology Strategy Investment Limited (“Unis”). The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns shares held by any other Reporting Person.

TU International beneficially owns the Shares, except for 827,356 ADSs purchased through TU Capital’s direct wholly-owned subsidiary Unis, which represents approximately 18.16% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

TU Capital, as the direct parent company of TU International, may also be deemed to beneficially own the Shares which in aggregate represent approximately 19.30% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

TU, as an indirect, but controlling, parent company of TU International, and direct parent company of TU Capital, may also be deemed to beneficially own all of the Shares.

Zhao Weiguo, who is the Chairman of the Board of TU and a director of each of TU Capital and TU International and in such capacity possesses the decision making power of TU, TU Capital, and TU International with respect to the voting and disposition of securities beneficially owned and as a result may also be deemed to beneficially own the Shares.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and as a result beneficially own, the Shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those Shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) Each of TU, TU Capital, TU International and Zhao Weiguo may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares with the exception that TU International does not have shared power to vote and dispose or direct the vote and direct the disposition of the ADSs purchased indirectly by TU Capital through Unis.

(c) The Reporting Persons have affected no transactions in the Shares in the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.	Joint Filing Agreement, dated July 7, 2015, among the Reporting Persons (incorporated by reference to the Schedule 13D dated July 10, 2015).

Signatures to Schedule 13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated September 13, 2021

Tsinghua Unigroup International Co., Ltd.

By:	/s/ Xiaoning Zhao
Name:	Xiaoning Zhao
Title:	Attorney-in-Fact

Tsinghua Unigroup Co., Ltd.

By:	/s/ Xiaoning Zhao
Name:	Xiaoning Zhao
Title:	Attorney-in-Fact

Tsinghua Unigroup Capital Management Co., Ltd.

By:	/s/ Xiaoning Zhao
Name:	Xiaoning Zhao
Title:	Attorney-in-Fact

/s/ Xiaoning Zhao
Xiaoning Zhao, for and on behalf of ZHAO Weiguo by power of attorney